

December 30, 2010

Ms. Tiffany J. Thom
Chief Financial Officer
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170

> **Re:** **Energy Partners, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 4, 2010**
> **Definitive Proxy Statement Filed April 23, 2010**
> **Filed April 23, 2010**
> **File No. 1-16179**

Dear Ms. Thom:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. In light of recent events involving the Deepwater Horizon, as well as the fact that you operate primarily in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event you are involved in an explosion or similar event. For example, and without limitation, please address the following:

- Disclose the applicable policy limits and deductibles related to your insurance coverage;

- Disclose your related indemnification obligations, if applicable;

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether you would be entitled to indemnification with respect to any such claims;

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- Provide further detail on the risks for which you are insured for your offshore operations.

2. In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

3. In connection with the Gulf of Mexico drilling moratorium, please update us on the status of your drilling in the Gulf and your compliance with NTL 2010-N05 and 2010-N06.

Oil and Natural Gas Reserves, page 5

4. Please revise your reserve table to conform to the tabular presentation 1202(a), or tell us why such presentation is not required. For example, specifically disclose the amount of proved undeveloped reserves in tabular format.

5. We note your disclosure at page 6 of amounts in barrels of oil equivalent. Please disclose the basis for such equivalency. See Instruction 3 to Item 1202(a)(2) of Regulation S-K.

6. We note that your proved undeveloped reserves as of December 31, 2009 were associated with infill exploitation reserve in proven reservoirs, which generally are up-dip reserves and/or reserves where the existing wellbore is not mechanically viable, requiring a new or replacement wellbore to enable production. Please clarify how these plans constitute a development project as contemplated by Question 108.01 of the Compliance and Disclosure Interpretations (C&DIs) of the Oil and Gas Rules in Regulation S-X and Regulation S-K.

7. With respect to your narrative discussion of proved undeveloped reserves, please revise to disclose all of the information required by Item 1203 of Regulation S-K, including, without limitation, the following:

- The material changes in PUDs that occurred during the year, including PUDs converted to proved developed reserves; and
- The investments and progress made during the year to convert PUDs to proved developed reserves, including, but not limited to, capital expenditures.

8. We note your disclosure at page 6 regarding your internal controls. Please expand your description of the internal controls used in the reserves estimation effort. See Item 1202(a)(7) of Regulation S-K.

Acreage, page 8

9. We note that the leases covering more than half of your undeveloped acreage will expire by 2012. With a view toward disclosure, please discuss your current plans with respect to this acreage, including what steps you plan to take, if any, to retain these properties, as well any related estimated costs.

Drilling Activities, page 8

10. Please revise your disclosure to comply with Item 1205 of Regulation S-K. For example, your disclosure should cover the last three fiscal years.

11. Please provide the disclosure required by Item 1206 of Regulation S-K, or explain why such disclosure is not required.

Significant Customers, page 17

12. Please provide the disclosure required by Item 1207 of Regulation S-K, or tell us why such item is not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 40

13. We note that your combined financial statements on page 40 for 2009 are comprised of predecessor operating activities from January 1 to September 30, 2009 plus successor operating activities from October 1 to December 31, 2009. Please remove this combined presentation from your document, as we believe it is inappropriate to merely combine information for the pre- and post-reorganization periods without reflecting all relevant pro forma adjustments required by Article 8-05 of Regulation S-X. For the purposes of discussing your results of operations, your analysis should be of the financial statements included in the filing, which is consistent with the requirement of Item 303 of Regulation S-K. If you determine that a supplemental MD&A discussion based on pro forma results would be appropriate and enhances an understanding of trends and changes, you may

present a supplemental discussion based on pro forma financial information prepared in accordance with Article 8-05 of Regulation S-X. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Similar concerns exist for the 2009 combined information presented on page 46.

14.   Please revise your disclosure to provide all information required by Item 1204 of Regulation S-K.

Item 9A. Controls and Procedures, page 90

(c) Changes in Internal Control over Financial Reporting

15.   You disclose that there were no changes in your system of internal control during the three months ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, expect as described below. However, Item 308(c) of Regulation S-K requires that you disclose any change in the registrant's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." Revise your disclosure accordingly.

Exhibits 99.1 and 99.2

16.   Please obtain revised reports that disclose the relevant benchmark prices and weighted average prices from the total company reserve report. See Item 1202(a)(8)(v) of Regulation S-K. We note that the report in Exhibit 99.1 states the benchmark prices but not the adjusted weighted average prices from the relevant reserve report, and that Exhibit 99.2 does not state either the benchmark prices or the adjusted weighted average prices.

Exhibit 99.1

17.   We note the following language in Netherland Sewell's report:

          In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geologic.

       It does not appear that NSAI has "excluded from [its] consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geologic." In this regard, we note that the definition of "reserves" in Rule 4-10 (a)(26) of Regulation S-X indicates that "there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production." We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

- remove the sentence referenced above; or

- replace the referenced sentence with a new statement that is precisely tailored to the expertise of NSAI and the circumstances under which the report was prepared.

Exhibit 99.2

18. The closing paragraph states in part that the report "was prepared for the exclusive use and sole benefit of Energy Partners, Ltd. and may not be put to other use without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Form 10-Q for the Quarterly Period Ended September 30, 2010

19. We note that you have included the signature of your chief executive officer. However, General Instruction G of Form 10-Q indicates that the form should be signed "by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant." Please amend the filing to add the required signature of the principal financial or chief accounting officer. This comment also applies to your quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2010.

Definitive Proxy Statement Filed April 23, 2010

Item 1 – Election of Directors, page 3

20. Please revise your biographical information to cover the full time period required by Item 401(e) of Regulation S-K for each director. For example, we note that Mr. Griffiths's biography does not disclose his activities from 2006 to 2009. In addition, to the extent that an individual held different positions at a company, disclose the relevant dates and positions held. For example, it is not clear whether Mr. McCarthy was a senior managing director since he began working at Bear Stearns in 1997.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. With respect to all legal comments, you may contact John Lucas at (202) 551-5798, or in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director